June 5, 2015

Larry Spirgel

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Eastside Distilling, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed May 26, 2015
File No. 333-202033

Dear Mr. Spirgel:

On behalf of our client, Eastside Distilling, Inc., a Nevada corporation (the “Company”), we are filing herewith an Amendment No. 3 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on February 11, 2015 and amended by Amendment No. 1 to Registration Statement filed on April 8, 2015 and further amended by Amendment No. 2 to Registration Statement filed on May 26, 2015 (as amended, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated June 1, 2015 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

Management’s Discussion and Analysis…, page 35

The Acquisition of Eastside Distilling, LLC, page 35

1.	We note your response to comment 1 in our prior letter dated April 17, 2015. Please further revise your disclosure to clarify whether Crystal Falls Investments or the mutual colleague received any benefits for their role in this transaction, and if so, disclose such benefits.

Response: In response to the comment, additional disclosure has been included in the Amendment to clarify that no benefits were received by either party for their role in the transaction.

11900 W. Olympic Blvd., Suite 770, Los Angeles, CA 90064

Phone 310.982.2720 | Fax 310.982.2719

Email info@indegliacarney.com | www.indegliacarney.com

Larry Spirgel

Assistant Director

Securities and Exchange Commission

June 5, 2015

Management’s Discussion and Analysis or Plan of Operation

Results of Operations

Selling, General and Administrative Expenses, page 36

2.	We note your disclosure that the $910,000 increase in SG&A expenses in the quarter ended March 31, 2015 was primarily attributable to an increase in professional accounting, legal and marketing fees of approximately $421,000 and additional payroll expenses for additional sales personnel and event coordinators related to your new retail locations and office personnel of approximately $86,503. However, you still have not discussed additional expenses of over $400,000. Please tell us the other items responsible for the increase and show us your proposed expanded disclosure.

Response: In response to the Staff’s comment, additional disclosure has been provided in the Amendment to disclose the other items responsible for the increase in SG&A expenses during the three months ended March 31, 2015.

Other Income (Expense), page 36

3.	Your disclosure of the amount of gain related to the spinoff is not the same as the disclosure in other parts of the filing. Please change so that the amounts are the same.

Response: In response to the comment, the disclosure has been amended to clarify that the Other Income (Expense) of $48,937 in the period relates primarily to the net gain associated with the spin-off of MWWD of $52,890 which amount was offset by $3,953 of interest expense during the period.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (310) 982-2720.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia
&Carney LLP

/s/ Gregory R. Carney

Gregory R. Carney

Enclosure

cc:        Eastside Distilling, Inc.